Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Incorporation or Organization
Procore Technologies, Inc.	Delaware
Procore Technologies Canada Inc.	Canada
Procore Technologies Pty Ltd	Australia
Procore UK Ltd	United Kingdom
Procore Technologies Mexico, S. de R.L. de C.V.	Mexico
Procore International, Inc.	Delaware
Zimfly, Inc.	Delaware
Honest Buildings, LLC	Delaware
Construction BI, LLC	Ohio
Esticom, Inc.	Delaware